ANDREW J. BRITTON, P.A.
                             Suite A
                        245 N. Tamiami Trail
                      Venice, Florida   34285
                          (941) 484-7102



January 17, 1997


Mr. Roland Caldwell
C/Funds Group, Inc.
250 W. Tampa Avenue
Venice, Florida    34285


RE:  C/Funds Group, Inc. Registration


Dear Roland:

Pursuant to your request, I am furnishing you with the following legal opin-ion, based on copies of documents and information provided to me from you.

I have assumed the authenticity and completeness of all documents submitted as originals, the conformity to the originals of all documents submitted as copies, and the authenticity and completeness of the originals of all docu-ments submitted as copies. I have also assumed the genuineness of the signa-tures of persons signing all documents in connection with which this opinion is rendered and the authority of such persons signing. Further, I have as-sumed that no originals or copies submitted to me have been amended or modi-fied since the date they were submitted to me.

It is my opinion that the C/Funds Group, Inc. is a corporation duly organized, validly existing, and in good standing under the laws of the State of Florida and that its Articles of Incorporation provide that when its shares of common stock are sold, they will be legally issued, fully paid and non-assessable. No opinion is being rendered with respect to laws of any other state or of the federal government.


Very truly yours,




Andrew J. Britton


AJB/bk